Exhibit 99.5

STELLAR BIOTECHNOLOGIES, INC.

INSIDER TRADING POLICY

As Adopted by the Board on June 3, 2014

The following Insider Trading Policy (“Policy”) has been approved by the Board of Directors (the “Board”) of STELLAR BIOTECHNOLOGIES, INC. (together with its subsidiaries, the “Company”).

1. PURPOSE OF THE POLICY.

This Policy provides guidelines with respect to transactions in the Company’s securities and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

2. TRANSACTIONS SUBJECT TO THE POLICY.

This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities.

Definition of Material Information. U.S. and Canadian securities laws prohibit “insider trading” and impose restrictions on the trading of shares or other securities issued by the Company by individuals who are in possession of undisclosed “Material Information” relating to the Company. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Material Information is any “Material Fact” and/or “Material Change” in respect of the Company.  A “Material Change” in relation to the Company means a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price of the Company’s shares or a decision to implement such a change having been made by the Board or by senior management who believe that confirmation of such by the Board is probable.  A “Material Fact” in relation to the Company means a fact that would reasonably be expected to have a significant effect on the market price of the Company’s shares. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	Projections of future earnings or losses, or other earnings guidance;

•	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

•	A pending or proposed merger, acquisition or tender offer;

•	A pending or proposed acquisition or disposition of a significant asset;

•	A pending or proposed joint venture;

•	Determination of significant research or clinical results

•	A Company restructuring;

•	Significant related party transactions;

•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

•	Bank borrowings or other financing transactions out of the ordinary course;

•	The establishment of a repurchase program for the Company Securities;

•	A change in the Company’s pricing or cost structure;

•	Major marketing changes;

•	A change in management;

•	A change in auditors or notification that the auditor’s reports may no longer be relied upon;

•	Development of a significant new product, process, or service;

•	Pending or threatened significant litigation, or the resolution of such litigation;

•	Impending bankruptcy or the existence of severe liquidity problems;

•	The gain or loss of a significant customer or supplier;

•	The imposition of a ban on trading in Company Securities or the securities of another company.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the appropriate regulatory body that are available on the SEC or SEDAR website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors. Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, insiders should not effect trades in Company Securities until Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Material Information.

The purpose of this Policy is to ensure that persons having knowledge of Material Information not generally disclosed to the public do not take advantage of such information through trading in Company Securities or in the securities of other corporations whose price would be affected by such undisclosed Material Information.  This Policy is also intended to ensure that the Company’s directors, officers and employees act, and are perceived to act, in accordance with applicable laws and the highest standards of ethical and professional behavior.

This Policy is not intended to provide an in-depth legal analysis of insider trading rules but rather to serve as a guideline for the purpose of limiting the possibility of illegal or inappropriate use of undisclosed Material Information regarding the Company.  The onus of complying with this Policy and the relevant insider trading and other securities legislation lies with each individual director, officer and employee of the Company and its subsidiaries, each of whom is expected to be familiar with this Policy and applicable securities legislation and to comply fully with them.  An employee who violates this Policy may face disciplinary action up to and including termination of his or her employment.  A breach of this Policy may also violate certain securities laws.

3. PERSONS SUBJECT TO THE POLICY.

This Policy applies to all directors, officers and employees of the Company and of its affiliates (including subsidiaries) or associates of such persons, and to any other person who may be in possession of, or have access to confidential Material Information regarding the Company.  For the purposes of this Policy, the term “employee” includes all permanent, contract, secondment and temporary agency employees who are on long-term assignments with the Company, as well as to consultants to the Company. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.

An associate of a person includes any company of which such person beneficially owns greater than 10% of the issued voting shares, any partner of the person and any relative of the person who resides in the same home as that person.

4. ADMINISTRATION OF THE POLICY.

The Chief Financial Officer shall serve as the Compliance Officer for the purposes of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

5. STATEMENT OF POLICY.

It is the policy of the Company that no director, officer or employee of the Company (or any other person designated by this Policy or by the Compliance Officer as subject to this Policy) who is aware of Material Information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.	Engage in transactions in Company Securities, except as otherwise specified in this Policy;

2.	Recommend the purchase or sale of any of the Company Securities;

3.
Disclose Material Information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of Material Information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

6. TRADING PROCEDURES FOR DIRECTORS, OFFICERS AND EMPLOYEES.

In order to prevent insider trading violations, the following procedures must be followed by all directors, officers and employees of the Company or any of its affiliates (including subsidiaries) or associates:

(a) General Prohibition Against Using Undisclosed Material Information:  All directors, officers and employees of the Company who have knowledge of undisclosed Material Information relating to the Company or its business are expressly prohibited from buying or selling, exercising options to buy or sell or “tipping” someone else to buy or sell (or not to buy or sell), Company Securities unless and until such information has been publicly disclosed and disseminated.  If this undisclosed Material Information relates to any other company with which the Company is negotiating or doing business, you may not trade in the securities of such company on the basis of such information, nor may you communicate such information to others.

(b) Family Members and Others:  This prohibition applies to family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”).  You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

(c) Transactions by Entities that You Influence or Control: This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

(d) Pre-Clearance Procedures: The persons designated by the Compliance Officer as being subject to these procedures, as well as the Family Members and Controlled Entities of such persons, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any Material Information about the Company, and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5 with the U.S. Securities and Exchange Commission. The requestor should also be prepared to comply with Rule 144 of the U.S. Securities and Exchange Commission and file Form 144, if necessary, at the time of any sale.

(e) Blackout Periods:  Directors, officers and employees of the Company who have access to undisclosed Material Information relating to the Company or its business in the normal performance of their duties are subject to “blackout periods” during which they will be prohibited from trading in Company Securities.  A blackout period will normally be instituted by the Chief Executive Officer, Chief Financial Officer, or other designated Company spokesperson through a communication, in most instances by email, to those affected.  Once notified of the existence of a Blackout Period, except as noted above, you and your Family Members may not trade in the Company Securities until you have been notified that the Blackout Period has been terminated.  All directors, officers and employees who are made aware of a “blackout period” are prohibited from communicating (“tipping”) internally or externally to anyone else that the Company is subject to a “blackout period.” Exceptions to the prohibition against trading during “blackout periods” may only be made with the prior approval of the Compliance Officer after consultation with legal counsel and such exceptions are not common.

(f) Quarterly Trading Restrictions: The persons designated by the Compliance Officer as subject to this restriction, as well as their Family Members or Controlled Entities, may not conduct any transactions involving the Company’s Securities (other than as specified by this Policy), during a “blackout period” beginning on a date that is three calendar weeks prior to the end of each fiscal quarter and ending on the third business day following the date of the public release of the Company’s earnings results for that quarter.

(g) Trading In General:  No director, officer or employee of the Company, as well as their Family Members or Controlled Entities, shall trade in securities of the Company without first checking with the Chief Executive Officer or Chief Financial Officer to see if a blackout period is in effect.

7. MAINTAINING CONFIDENTIALITY.

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of Material Information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member, household member or Controlled Entity whose transactions are subject to this Policy also comply with this Policy. Any director, officer or employee privy to Material Information is prohibited from communicating such information to anyone else, unless it is necessary to do so in the course of business.  Efforts will be made to limit access to such confidential information to only those who need to know the information and such persons will be advised that the information is to be kept confidential. In all cases, the responsibility for determining whether an individual is in possession of Material Information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

Communication by e-mail leaves a physical track of its passage that may be subject to later decryption attempts.  All confidential Material Information being transmitted over the Internet must be secured by the strongest encryption and validation methods reasonably available.  When possible, efforts should be made to avoid using e-mail to transmit confidential Material Information.

Outside parties privy to undisclosed Material Information concerning the Company will be told that they must not divulge such information to anyone else, other than in the necessary course of business and that they may not trade in the Company Securities until the information is publicly disclosed.  Such outside parties will confirm their commitment to non-disclosure in the form of a written confidentiality agreement.

In order to prevent the misuse or inadvertent disclosure of confidential Material Information, the procedures set forth below should be observed at all times:

(a)           Documents and files containing confidential Material Information should be kept in a safe place to which access is restricted to individuals who “need to know” that information in the necessary course of business and code names should be used if necessary.

(b)           Confidential matters should not be disclosed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis.

(c)           Confidential documents should not be read or displayed in public places and should not be discarded in a manner that others can retrieve them.

(d)           Directors, officers and employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office.

(e)           Transmission of documents by electronic means, such as by fax or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions.

(f)           Unnecessary copying of confidential documents should be avoided and documents containing confidential material Information should be promptly removed from conference rooms and work areas after meetings have concluded.  Extra copies of confidential documents should be shredded or otherwise destroyed.

(g)           Access to confidential electronic data should be restricted through the use of passwords.

8. CONSEQUENCES OF VIOLATIONS. The purchase or sale of Company Securities while aware of nonpublic Material Information, or the disclosure of Material Information to others who then trade in the Company’s Securities, is prohibited by federal, state and foreign securities laws. Insider trading violations are pursued vigorously by federal, state, and foreign jurisdictions, including, notably, the U.S. Securities and Exchange Commission. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who “tip” inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an investigation by a government regulatory body that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

9. CERTIFICATION. All persons subject to this Policy must certify their understanding of, and intent to comply with, this Policy.

SCHEDULE “A”
INSIDER TRADING POLICY

ACKNOWLEDGEMENT

The undersigned acknowledges having read the Insider Trading Policy of STELLAR BIOTECHNOLOGIES, INC. dated ______________, 2014 and agrees to comply with such Policy in all respects. The undersigned further acknowledges that all members of the undersigned’s family, all other persons who live with the undersigned and all holding companies and other related entities of the undersigned and all persons or companies acting on behalf of or at the request of any of the foregoing are also expected to comply with such Policy.

The undersigned acknowledges that he or she will continue to comply with the Policy for as long as he or she is subject to the Policy, and that any violation of such Policy may constitute grounds for immediate suspension or dismissal.

DATED this ___________ day of ____________________________, 2014.

———————————————— Signature
———————————————— Name (Please Print)

Schedule A-1